United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 25, 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

25 October 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 29 May 2019 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Highest price paid per share (USX)	Lowest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
18 October 2019	5,000	58	58	58.000000	NASDAQ (“NASDAQ”)
18 October 2019	150,000	58.9	57.89	58.592711	New York Stock Exchange (“NYSE”)
21 October 2019	7	58.58	58.58	58.580000	BATS Global Markets (“BATS”)
21 October 2019	1,329	58.71	58.71	58.710000	IEX (“IEXG”)
21 October 2019	144,993	58.89	58.34	58.641016	NYSE
21 October 2019	13,671	58.7	58.5	58.586702	NYSE Arca (“PSE”)
22 October 2019	200	58.43	58.43	58.430000	CFX Alternative Trading (“CFX”)
22 October 2019	1,700	58.43	58.28	58.379412	IEXG
22 October 2019	1,596	58.43	58.26	58.296341	NASDAQ
22 October 2019	149,004	58.9	58.13	58.499064	NYSE
22 October 2019	8,700	58.43	58.25	58.324810	PSE
23 October 2019	601	58.47	58.29	58.380682	BATS
23 October 2019	3,800	58.35	58.23	58.275068	CFX
23 October 2019	2,500	58.35	58.16	58.272000	IEXG
23 October 2019	400	58.47	58.25	58.327500	NASDAQ
23 October 2019	145,669	58.49	57.97	58.276649	NYSE
23 October 2019	1,407	58.245	58.18	58.222111	OTC Markets (“OTC”)
23 October 2019	9,324	58.47	58.185	58.239083	PSE
23 October 2019	99	58.33	58.33	58.330000	CBOE EDGA Equity Exchange (“XDEA”)

2

23 October 2019	200	58.345	58.3	58.322500	CBOE EDGX Equity Exchange (“XDEX”)
24 October 2019	900	56.02	55.97	55.998889	BATS
24 October 2019	900	56.14	55.98	56.007778	Boston Stock Exchange (“BSE”)
24 October 2019	500	56	55.98	55.992000	BATS Global Markets Secondary Exchange (“BYX”)
24 October 2019	100	56.24	56.24	56.240000	CFX
24 October 2019	200	56.18	55.48	55.830000	IEXG
24 October 2019	18,631	56	55.1	55.415678	NASDAQ
24 October 2019	300	55.5	55.5	55.500000	NYSE - National Exchange (“NSX”)
24 October 2019	161,172	56.3	54.48	55.167582	NYSE
24 October 2019	169	56.14	55.5	55.878698	OTC
24 October 2019	1,100	56	55.97	55.993636	PSE
24 October 2019	300	55.99	55.98	55.986667	XDEA
24 October 2019	928	56	55.98	55.994612	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	18, 21, 22, 23 and 24 October 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at:

https://www.ccep.com/system/file_resources/7331/191025_Weekly_Buyback_Programme_trade_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 25, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

4